Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686
October 2, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549
Attention: Kevin Dougherty
Via Facsimile: (703) 813-6981

Re:	Verisk Analytics, Inc. Registration Statement on Form S-1, as amended File No. 333-152973
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 to 4:00 p.m. on October 6, 2009 or as soon thereafter as practicable.
We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Verisk Analytics, Inc.
By:	/s/ Kenneth E. Thompson
	Name:	Kenneth E. Thompson
	Title:	Senior Vice President, General Counsel and Corporate Secretary